Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Quarter Ended September 30, 2016

HAMILTON, Bermuda, November 17, 2016 /PRNewswire/ -- Höegh LNG Partners LP (NYSE: HMLP) (the "Partnership") today reported its financial results for the quarter ended September 30, 2016.

Highlights

•	Reported total time charter revenues of $23.3 million for the third quarter of 2016, compared to $11.5 million of time charter revenues for the third quarter of 2015
•	Generated operating income of $20.3 million and net income of $13.4 million for the third quarter of 2016 compared to operating income of $7.5 million and net income of $5.2 million for the third quarter of 2015; operating income and net income were impacted by unrealized gains on derivative instruments on the Partnership's share of equity in earnings of joint ventures in the third quarter of 2016 compared with unrealized losses for the third quarter of 2015
•	Excluding the impact of the unrealized gains and losses on derivatives for the three months ended September 30, 2016 and 2015 affecting the equity in earnings of joint ventures, operating income for the three months ended September 30, 2016 would have been $16.1 million, an increase of $6.5 million or approximately 68% from $9.6 million for the three months ended September 30, 2015
•	Generated Segment EBITDA[1] of $24.9 million for the third quarter of 2016 compared to $16.1 million for the third quarter of 2015
•	On November 14, 2016, paid a $0.4125 per unit distribution with respect to the third quarter of 2016, equivalent to $1.65 per unit on an annual basis

Richard Tyrrell, Chief Executive Officer and Chief Financial Officer stated: “During the third quarter, Höegh LNG Partners once again generated strong cash flows from its stable, fixed-rate contracts that on average have more than 13 years remaining. We continue to benefit from the rapid global expansion of LNG adoption and the accompanying need for regasification capacity, for which our modern FSRUs are the preferred option.

The Partnership declared a cash distribution of $0.4125 per unit during the third quarter, representing a 22% increase from the distribution at the time of the initial public offering. With the arrival of the Höegh Grace in Cartagena, Colombia in early November, our next accretive growth opportunity is clearly in view. We believe that Höegh LNG Holding’s growing pipeline of FSRUs, will position us to deliver growing distributions to unitholders.”

Financial Results Overview

The Partnership reported net income for the three months ended September 30, 2016 of $13.4 million, an increase of $8.2 million from net income of $5.2 million for the three months ended September 30, 2015. The net income for both periods was impacted by unrealized gains (losses) on derivative instruments mainly on the Partnership's share of equity in earnings (losses) of joint ventures.

Excluding all the unrealized gains (losses) on derivative instruments, net income for the three months ended September 30, 2016 would have been $8.8 million, an increase of $1.9 million, or 28%, from $6.9 million for the three months ended September 30, 2015. Excluding the unrealized gains (losses) on derivative instruments, the increase is primarily due to the inclusion of the results of the Höegh Gallant, which is partially offset by the reduction of the interest income on the $140 million demand note cancelled as part of the acquisition price.

The PGN FSRU Lampung was on-hire for the entire third quarter of 2016. The Höegh Gallant was on reduced hire for the equivalent of approximately one day of off-hire in the third quarter of 2016 for completion of maintenance.

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure. Segment EBITDA does not include adjustments for (i) principal payment of direct financing lease of $0.8 million and $0.7 million for the three months ended September 30, 2016 and 2015, respectively, (ii) amortization in revenues for above market contracts of $0.6 million for the three months ended September 30, 2016, or (iii) equity in earnings of JVs: amortization for deferred revenue of $(0.5) million for the three months ended September 30, 2016

1

Equity in earnings of joint ventures was $6.6 million for the three months ended September 30, 2016, an increase of $6.8 million from equity in losses of $0.2 million for the three months ended September 30, 2015. The joint ventures own the Neptune2 and the GDF Suez Cape Ann. The main reason for the increase was an unrealized gain of $4.1 million on derivative instruments in our joint ventures for the three months ended September 30, 2016. By comparison, the equity in losses for the three months ended September 30, 2015 was impacted by an unrealized loss of $2.1 million on derivative instruments. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings (losses) of joint ventures. For the three months ended September 30, 2016, the Partnership’s share of operating income in the joint ventures was $6.2 million compared to $5.9 million for the three months ended September 30, 2015.

Operating income for the three months ended September 30, 2016 was $20.3 million, an increase of $12.7 million from operating income of $7.5 million for the three months ended September 30, 2015. Excluding the impact of the unrealized gains (losses) on derivative instruments for the three months ended September 30, 2016 and 2015 on the equity in earnings (losses) of joint ventures, operating income for the three months ended September 30, 2016 would have been $16.1 million, an increase of $6.5 million from $9.6 million for the three months ended September 30, 2015. The increase for the three months ended September 30, 2016 is primarily due to the inclusion of the results of the Höegh Gallant, which was acquired on October 1, 2015 and higher results of the equity in earnings of joint ventures.

Segment EBITDA3 was $24.9 million for the three months ended September 30, 2016, an increase of $8.8 million from $16.1 million for the three months ended September 30, 2015.

Financing and Liquidity

As of September 30, 2016, the Partnership had cash and cash equivalents of $20.8 million and an undrawn portion of the $85 million sponsor credit facility of $79.6 million. In August 2016, the Partnership drew $5.4 million on the sponsor credit facility. Current restricted cash for operating obligations of the PGN FSRU Lampung was $6.8 million and long-term restricted cash required under the Lampung facility was $14.3 million as of September 30, 2016. As of September 30, 2016, the Partnership’s total current liabilities exceeded total current assets by $16.3 million, which is partly a result of mark-to market valuations of its interest rate swaps (derivative instruments) of $4.1 million. The Partnership does not plan to terminate the interest rate swaps before their maturity and, as a result, the Partnership believes its current resources, including the undrawn balance under sponsor credit facility, are sufficient to meet the Partnership’s working capital requirements for its current business for the next twelve months.

During the third quarter of 2016, the Partnership made quarterly repayments of $4.8 million on the Lampung facility and $3.3 million on the Gallant facility. The Partnership's outstanding principal on long-term debt was $349.1 million and the total long-term debt, net of unamortized debt issuance cost and the unamortized fair value of debt assumed, was $340.2 million as of September 30, 2016.

As of September 30, 2016, the Partnership had outstanding interest rate swap agreements for a total notional amount of $315.5 million to hedge against the interest rate risks of its long-term debt under the Lampung and Gallant facilities. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8% for the Lampung facility. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of approximately 1.9% for the Gallant facility. The carrying value of the liability for derivative instruments was $15.2 million as of September 30, 2016. The effective portion of the changes in fair value of the interest rate swaps are recorded in other comprehensive income. The gain on the derivative instruments for the three months ended September 30, 2016 was $0.5 million, an increase of $0.2 million compared to the three months ended September 30, 2015. The gain on derivative instruments for the three months ended September 30, 2016 related to the interest rate swaps for the Lampung and Gallant facilities, while the gain for the three months ended September 30, 2015 related to the Lampung facility. The increase is mainly due to higher amortization of the amount excluded from hedge effectiveness related to interest rate swaps for the Gallant facility.

2 The GDF Suez Neptune was renamed to the Neptune with effect from November 10, 2016.

3 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure. Segment EBITDA does not include adjustments for (i) principal payment of direct financing lease of $0.8 million and $0.7 million for the three months ended September 30, 2016 and 2015, respectively, (ii) amortization in revenues for above market contracts of $0.6 million for the three months ended September 30, 2016, or (iii) equity in earnings of JVs: amortization for deferred revenue of $(0.5) million for the three months ended September 30, 2016.

2

On November 14, 2016, the Partnership paid a cash distribution of $0.4125 per unit with respect to the third quarter of 2016, equivalent to $1.65 per unit on an annualized basis. The total amount of the distribution was $11.0 million.

In the fourth quarter of 2016, the Partnership filed and was paid $0.7 million of claims for indemnification from Höegh LNG Holdings Ltd (“Höegh LNG”) for the three months ended September 30, 2016 under the omnibus agreement related to the PGN FSRU Lampung and the contribution, purchase and sale agreement for the acquisition of the Höegh Gallant. The claims were with respect to $0.3 million of non-budgeted expenses for the PGN FSRU Lampung and losses of $0.4 million with respect to the commencement of services under the time charter with Höegh LNG Egypt LLC due to start up technical issues for the Höegh Gallant.

3

Outlook

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the IPO, (i) Höegh LNG is obligated to offer to the Partnership any FSRU or LNG carrier operating under a charter of five or more years, and (ii) the Partnership has a right to purchase from Höegh LNG all or a portion of its interests in the Independence within 24 months after the acceptance of the vessel by her charterer, AB Klaipedos Nafta (“ABKN”) subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms of the transaction and subject to the consent of ABKN.

Accordingly, the Partnership has, or may in the future have, the opportunity to acquire the FSRUs listed below:

•	On May 26, 2015, Höegh LNG signed a contract for a term of twenty years with Octopus LNG SpA ("Octopus") to provide an FSRU to service the Penco-Lirquen LNG import terminal to be located in Concepcion Bay, Chile. The contract is subject to Octopus completing financing and obtaining necessary environmental approvals. Höegh LNG is expected to service the contract with Hull No. 2865, which is currently being constructed by Hyundai Heavy Industries Co., Ltd. (“HHI”). The contract is expected to commence in the second quarter of 2018.

•	On November 1, 2014, Höegh LNG signed a contract for a minimum term of ten years with Sociedad Portaria El Cayao S.A.E.S.P (“SPEC”) to provide an FSRU (the Höegh Grace) to service a new LNG import terminal in Colombia. The Höegh Grace was delivered by the shipyard in the first quarter of 2016, and its contract is expected to commence in December of 2016.

•	On December 5, 2014, the Independence began operating under its time charter with ABKN. The Partnership and Höegh LNG continue to pursue, but have not received, ABKN’s consent to the acquisition of the Independence by the Partnership.

In addition to the FSRU under construction for Octopus, Höegh LNG has one additional FSRU (Hull No. 2552) on order which is scheduled to be delivered in mid-2017. The newbuilding has not yet been contracted.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

4

Presentation of Third Quarter 2016 Results

A presentation will be held today, Thursday, November 17, 2016, at 8:30 A.M. (EST) to discuss financial results for the third quarter of 2016. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/18464

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until November 24, 2016.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10096788

Financial Results on Form 6-K

The Partnership has filed a Form 6-K with detailed information on the Partnership’s results of operations for the three months ended September 30, 2016 with the SEC that contains “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and unaudited condensed interim consolidated and combined financial statements. The Form 6-K can be viewed on the SEC’s website: http://www.sec.gov and at HMLP’s website: http://www.hoeghlngpartners.com

About Höegh LNG Partners LP

Höegh LNG Partners (NYSE: HMLP) is a growth-oriented limited partnership formed by Höegh LNG Holdings Ltd. (Oslo Børs: HLNG), a leading floating LNG service provider. HMLP's strategy is to own, operate and acquire floating storage and regasification units ("FSRUs") and associated LNG infrastructure assets under long-term charters. Its FSRUs have an industry leading average remaining firm contract duration of 13.3 years plus options as of September 30, 2016.

5

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

•	the Partnership’s anticipated growth strategies;

•	the Partnership’s anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership’s operating expenses, including drydocking and insurance costs;

•	the Partnership’s ability to make or increase cash distributions on the Partnership’s units and the amount of any such distributions;

•	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the future financial condition of the Partnership’s existing or future customers;

•	the Partnership’s ability to make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the customers;

•	the Partnership’s ability to maintain long-term relationships with customers;

•	the Partnership’s ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	the Partnership’s ability to purchase vessels from Höegh LNG in the future, including the Independence, the Höegh Grace or Höegh LNG’s other FSRU newbuildings;

•	the Partnership’s ability to integrate and realize the anticipated benefits from the acquisition of the Höegh Gallant;

•	the Partnership’s continued ability to enter into long-term, fixed-rate charters;

•	the operating performance of the Partnership’s vessels;

•	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

6

•	expected pursuit of strategic opportunities, including the acquisition of vessels;

•	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership’s vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership’s vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	the Partnership’s incremental general and administrative expenses as a publicly traded limited partnership and the Partnership’s fees and expenses payable under the Partnership’s ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership and distributions to unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership’s ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of common units in the public market;

•	the Partnership’s business strategy and other plans and objectives for future operations; and

•	the Partnership’s ability to successfully remediate any material weaknesses in its internal control over financial reporting and its disclosure controls and procedures.

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2015 and quarterly report on Form 6-K for the quarter ended September 30, 2016.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

7

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Statement of Income Data:
Time charter revenues	$23,345	11,462	67,799	$34,039
Total revenues	23,345	11,462	67,799	34,039
Vessel operating expenses	(4,674)	(1,684)	(12,708)	(5,543)
Construction contract expenses	—	—	(315)	—
Administrative expenses	(2,336)	(1,984)	(7,036)	(6,298)
Depreciation and amortization	(2,647)	(8)	(7,912)	(23)
Total operating expenses	(9,657)	(3,676)	(27,971)	(11,864)
Equity in earnings (losses) of joint ventures	6,565	(249)	(2,010)	9,111
Operating income (loss)	20,253	7,537	37,818	31,286
Interest income	192	2,423	697	7,275
Interest expense	(6,283)	(3,744)	(19,043)	(11,253)
Gain (loss) on derivative instruments	517	354	1,178	467
Other items, net	(778)	(1,276)	(2,779)	(3,310)
Income (loss) before tax	13,901	5,294	17,871	24,465
Income tax expense	(476)	(109)	(1,426)	(261)
Net income (loss)	$13,425	5,185	16,445	$24,204

Earnings per unit
Common units public (basic and diluted)	$0.51	$0.20	$0.61	$0.92
Common units Höegh LNG (basic and diluted)	$0.51	$0.20	$0.63	$0.92
Subordinated units (basic and diluted)	$0.51	$0.20	$0.63	$0.92

8

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	September 30,	December 31,
	2016	2015
ASSETS
Current assets
Cash and cash equivalents	$20,805	$32,868
Restricted cash	7,229	10,630
Trade receivables	8,206	8,200
Amounts due from affiliates	4,101	4,239
Advances to joint ventures	6,450	7,130
Inventory	713	767
Current portion of net investment in direct financing lease	3,409	3,192
Current deferred tax asset	—	381
Prepaid expenses and other receivables	369	528
Total current assets	51,282	67,935
Long-term assets
Restricted cash	14,258	15,198
Vessels, net of accumulated depreciation	345,212	353,078
Other equipment	610	119
Intangibles and goodwill	16,846	18,646
Advances to joint ventures	2,311	6,861
Net investment in direct financing lease	287,526	290,111
Long-term deferred tax asset	2,213	1,645
Other long-term assets	7,429	10,150
Total long-term assets	676,405	695,808
Total assets	$727,687	$763,743

9

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	September 30,	December 31,
	2016	2015
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$32,208	$32,208
Trade payables	665	1,350
Amounts due to owners and affiliates	8,897	10,604
Loans and promissory notes due to owners and affiliates	—	287
Value added and withholding tax liability	1,086	2,078
Derivative financial instruments	4,103	4,912
Current deferred tax liability	2,062	450
Accrued liabilities and other payables	18,553	20,782
Total current liabilities	67,574	72,671
Long-term liabilities
Accumulated losses of joint ventures	44,517	42,507
Long-term debt	308,025	330,635
Revolving credit and seller’s credit due to owners and affiliates	52,422	47,000
Derivative financial instruments	11,129	5,855
Long-term deferred tax liability	667	644
Other long-term liabilities	12,436	14,633
Total long-term liabilities	429,196	441,274
Total liabilities	496,770	513,945
EQUITY
Common units public	202,708	209,372
Common units Höegh LNG	5,728	6,604
Subordinated units	35,614	41,063
Total partners' capital	244,050	257,039
Accumulated other comprehensive income (loss)	(13,133)	(7,241)
Total equity	230,917	249,798
Total liabilities and equity	$727,687	$763,743

10

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,
	2016	2015
OPERATING ACTIVITIES
Net income (loss)	$13,425	$5,185
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,647	8
Equity in losses (earnings) of joint ventures	(6,565)	249
Changes in accrued interest income on advances to joint ventures and demand note	37	(221)
Amortization of deferred debt issuance cost and fair value of debt assumed	503	650
Amortization in revenue for above market contract	604	—
Changes in accrued interest expense	16	(49)
Net currency exchange losses (gains)	47	803
Unrealized loss (gain) on derivative instruments	(517)	(354)
Deferred tax expense	390	—
Issuance of units for Board of Directors' fees	—	—
Other adjustments	72	(42)
Changes in working capital:
Restricted cash	3,284	(2,515)
Trade receivables	21	—
Inventory	21	—
Prepaid expenses and other receivables	150	(1,773)
Trade payables	187	(292)
Amounts due to owners and affiliates	(395)	531
Value added and withholding tax liability	(250)	3,337
Accrued liabilities and other payables	836	5,857
Net cash provided by (used in) operating activities	14,513	11,374

INVESTING ACTIVITIES
Expenditure for vessel, newbuildings and other equipment	—	(101)
Receipts from repayment of principal on advances to joint ventures	1,525	1,516
Receipts from repayment of principal on direct financing lease	806	739
Net cash provided by (used in) investing activities	$2,331	$2,154

11

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,
	2016	2015
FINANCING ACTIVITIES
Repayment of long-term debt	$(8,052)	$(4,766)
Proceeds from loans and promissory notes due to owners and affiliates	5,422	—
Repayment of customer loan for funding of value added liability on import	(2,513)	(5,419)
Payment of debt issuance cost	—	(190)
Cash distributions to unitholders	(10,971)	(8,881)
Proceeds from indemnifications received from Höegh LNG	1,888	1,734
(Increase) decrease in restricted cash	181	(68)
Net cash provided by (used in) financing activities	(14,045)	(17,590)

Increase (decrease) in cash and cash equivalents	2,799	(4,062)
Cash and cash equivalents, beginning of period	18,006	29,373
Cash and cash equivalents, end of period	$20,805	$25,311

12

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED SEPTEMBER 30, 2016 AND 2015

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the three months ended September 30, 2016, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant. For the three months ended September 30, 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung.

As of September 30, 2016 and 2015, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA, a subsidiary of ENGIE.

The accounting policies applied to the segments are the same as those applied in the consolidated and combined carve-out financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

	Three months ended September 30, 2016
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Time charter revenues	$23,345	10,937	—	34,282	(10,937)	$23,345
Total revenues	23,345	10,937	—	34,282		23,345
Operating expenses	(5,338)	(2,379)	(1,672)	(9,389)	2,379	(7,010)
Equity in earnings (losses) of joint ventures	—	—	—	—	6,565	6,565
Segment EBITDA	18,007	8,558	(1,672)	24,893
Depreciation and amortization	(2,647)	(2,378)	—	(5,025)	2,378	(2,647)
Operating income (loss)	15,360	6,181	(1,672)	19,868		20,253
Gain (loss) on derivative instruments	517	4,139	—	4,656	(4,139)	517
Other financial income (expense), net	(5,748)	(3,755)	(1,121)	(10,624)	3,755	(6,869)
Income (loss) before tax	10,129	6,565	(2,793)	13,901	—	13,901
Income tax expense	(474)	—	(2)	(476)	—	(476)
Net income (loss)	$9,655	6,565	(2,795)	13,425	—	$13,425

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

13

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED SEPTEMBER 30, 2016 AND 2015

(in thousands of U.S. dollars)

	Three months ended September 30, 2015
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment	Elimina-	carve-out
	FSRUs	consolidation)	Other	reporting	tions (1)	reporting
Time charter revenues	$11,462	10,590	—	22,052	(10,590)	$11,462
Total revenues	11,462	10,590	—	22,052		11,462
Operating expenses	(2,290)	(2,245)	(1,378)	(5,913)	2,245	(3,668)
Equity in earnings (losses) of joint ventures	—	—	—	—	(249)	(249)
Segment EBITDA	9,172	8,345	(1,378)	16,139
Depreciation and amortization	(8)	(2,456)	—	(2,464)	2,456	(8)
Operating income (loss)	9,164	5,889	(1,378)	13,675		7,537
Gain (loss) on derivative instruments	354	(2,109)	—	(1,755)	2,109	354
Other financial income (expense), net	(4,702)	(4,029)	2,105	(6,626)	4,029	(2,597)
Income (loss) before tax	4,816	(249)	727	5,294	—	5,294
Income tax expense	(109)	—	—	(109)	—	(109)
Net income (loss)	$4,707	(249)	727	5,185	—	$5,185

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

14

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended September 30, 2016 and 2015.

	Three months ended
	September 30,
	2016	2015
Interest income	$192	$2,423
Interest expense:
Interest expense	(5,486)	(2,789)
Commitment fees	(294)	(305)
Amortization of debt issuance cost and fair value of debt assumed	(503)	(650)
Total interest expense	(6,283)	(3,744)
Gain (loss) on derivative instruments	517	354
Other items, net:
Unrealized foreign exchange gain (loss)	(63)	(646)
Realized foreign exchange gain (loss)	(3)	3
Bank charges, fees and other	(46)	(23)
Withholding tax on interest expense and other	(666)	(610)
Total other items, net	(778)	(1,276)
Total financial income (expense), net	$(6,352)	$(2,243)

15

Appendix A: Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole (combined carve-out reporting) to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

16

	Three months ended September 30, 2016
		Joint venture					Consolidated
	Majority	FSRUs		Total			and
	held	(proportional		Segment	Elimin-		combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Reconciliation to net income (loss)
Net income (loss)	$9,655	6,565	(2,795)	13,425			$13,425	(2)
Interest income	—	—	(192)	(192)			(192)
Interest expense	4,994	3,755	1,289	10,037	(3,755)	(3)	6,283
Depreciation and amortization	2,647	2,378	—	5,025	(2,378)	(4)	2,647
Income tax (benefit) expense	474	—	2	476			476
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,755	(3)	3,755
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,378	(4)	2,378
Other financial items (1)	237	(4,139)	24	(3,878)	4,139	(5)	261
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	(4,139)	(5)	(4,139)
Segment EBITDA	$18,007	8,558	(1,672)	24,893			$24,893

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(2)	There is no adjustment between net income for Total Segment reporting and the Consolidated and combined carve-out reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(3)	Interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest expense in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated and combined carve-out reporting.

(4)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated and combined carve-out reporting.

(5)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated and combined carve-out reporting.

17

	Three months ended September 30, 2015
		Joint venture					Consolidated
	Majority	FSRUs		Total			and
	held	(proportional		Segment	Elimin-		combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Reconciliation to net income (loss)
Net income (loss)	$4,707	(249)	727	5,185			$5,185	(2)
Interest income	—	—	(2,423)	(2,423)			(2,423)
Interest expense	3,439	4,029	305	7,773	(4,029)	(3)	3,744
Depreciation and amortization	8	2,456	—	2,464	(2,456)	(4)	8
Income tax (benefit) expense	109	—	—	109			109
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,029	(3)	4,029
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,456	(4)	2,456
Other financial items (1)	909	2,109	13	3,031	(2,109)	(5)	922
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	2,109	(5)	2,109
Segment EBITDA	$9,172	8,345	(1,378)	16,139			$16,139

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(2)	There is no adjustment between net income for Total Segment reporting and the Consolidated and combined carve-out reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(3)	Interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest expense in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated and combined carve-out reporting.

(4)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated and combined carve-out reporting.

(5)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated and combined carve-out reporting.

18

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost and fair value of debt assumed, other items (net), unrealized foreign exchange losses (gains), current income tax expense, and other adjustments including indemnification paid by Höegh LNG for non-budgeted expenses and losses and estimated maintenance and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under the time charter and the revenues recognized as a financing lease (representing the repayment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisition of the Höegh Gallant. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Total Segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’s cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to unitholders. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership’s liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measure for liquidity.

(in thousands of U.S. dollars)	Three months ended September 30, 2016
Segment EBITDA	$24,893
Cash collection/Principal payment on direct financing lease	806
Amortization in revenues for above market contracts	604
Equity in earnings of JVs: Amortization of deferred revenue	(508)
Interest income	192
Interest expense (1)	(10,037)
Amortization of debt issuance cost (1) and fair value of debt assumed	548
Other items, net	(778)
Unrealized foreign exchange losses (gains)	63
Current income tax expense	(86)
Other adjustments:
Indemnification paid by Höegh LNG after quarter end for non-budgeted expenses & losses	699
Estimated maintenance and replacement capital expenditures	(3,870)
Distributable cash flow	$12,526

(1)	The Partnership's interest in the joint ventures' interest expense and amortization of debt issuance cost is $3,755 and $45, respectively

19

Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

(in thousands of U.S. dollars)	Three months ended September 30, 2016
Distributable cash flow	$12,526
Indemnification paid by Höegh LNG after quarter end for non-budgeted expenses & losses	(699)
Estimated maintenance and replacement capital expenditures	3,870
Equity in earnings of JVs: Amortization of deferred revenue	508
Equity in earnings of JVs: Amortization of debt issuance cost	(45)
Equity in earnings of JVs: Depreciation and amortization	(2,378)
Equity in earnings of JVs: Gain (loss) on derivative instruments	4,139
Equity in losses (earnings) of joint ventures	(6,565)
Cash collection/Principal payment on direct financing lease	(806)
Changes in accrued interest expense and interest income	53
Other adjustments	56
Changes in working capital	3,854
Net cash provided by (used in) operating activities	$14,513

20

Media contact:
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830
www.hoeghlngpartners.com

21